Exhibit 4.1(c)

# Agreement for Mutual Guarantees of Borrowing

9 June 1983

Agreement for Mutual Guarantees of Borrowing

9 June 1983

THIS AGREEMENT is made the 9th day of June 1983 BETWEEN Unilever N.V. (“NV”), a company incorporated in the Netherlands with its registered office at Burgemeester ‘s Jacobplein, Rotterdam; and UNILEVER PLC (“PLC”), a public limited company incorporated in England with its registered office at Port Sunlight, England.

WHEREAS:

NV and PLC are linked by various agreements and arrangements which provide that the persons to be nominated for appointment to the Boards of the two companies shall always be the same individuals, that the two companies shall, in general, pay and support each other in paying equalised dividends, that the two companies shall adopt the same accounting systems, that the two companies shall have free access to and free use of each other’s knowledge, processes, patents and trademarks, and that generally the businesses of the two companies shall be carried on, so far as possible, as if they were the combined business of one and the same company.

NOW THIS AGREEMENT WITNESSETH as follows:

1.	In this agreement NV and PLC are referred to together as “the two companies” and separately either as NV and PLC or as “the one company” and “the other company” as the context may require;

2.	(1) If (a) either NV or PLC considers it desirable that a

loan indebtedness contracted or to be contracted by it should be secured by a guarantee from the other company it may in writing call upon the other company and the company so called upon shall give such guarantee;

(b) either NV or PLC gives a guarantee to secure a loan indebtedness contracted or to be contracted by any company (“the borrowing company”) in which it has directly or through one or more of its subsidiaries(1) or together with the other company or one or more of that other company’s subsidiaries the whole or a majority shareholding interest it may, provided that the other company’s shareholding interest in the borrowing company is not greater than its own, in writing call upon the other company to join in such guarantee or to give a separate guarantee of such indebtedness and the company so called upon shall give such guarantee;

(1) Such companies are elsewhere referred to as “group companies”.

(2) The obligation to give guarantees under this clause shall be subject to the grant of any consent or permission which may from time to time be required from any competent authority for the giving of such guarantee. NV and PLC undertake that they will each use their best endeavours to obtain any such consent or permission and to co-operate with each other to obtain any such consent or permission;

(3)	(a) Wherever NV or PLC has given a guarantee in pursuance of sub-clause (1) (a) of this clause and is required to pay a creditor under such guarantee it shall be entitled to be indemnified by the other company in respect of the amount so paid and in respect of any losses, liabilities, costs or expenses paid or incurred arising out of or in connection with the performance of its obligations under such guarantee;

(b) Wherever

(i) NV or PLC has given a guarantee in pursuance of sub-clause (1) (b) of this clause or otherwise in respect of the loan indebtedness of a company in which the other company has a shareholding interest and is required to pay a creditor under such guarantee it shall be entitled to be indemnified by the other company in respect of the amount so paid and in respect of any losses, liabilities, costs or expenses paid or incurred arising out of or in connection with the performance of its obligations under such guarantee provided that if the company entitled to be indemnified under this sub-clause has itself directly or indirectly through one or more of its subsidiaries a shareholding interest in the company whose indebtedness it had secured by the aforesaid guarantee then the amount to which it shall be entitled to be indemnified shall be limited to the same proportion of the total amount it has paid in pursuance of the provisions of this sub-paragraph (i) as the other company’s direct and indirect shareholding interest bears to the combined direct and indirect shareholding interests of NV and PLC;

(ii) NV or PLC is indemnified in pursuance of sub-paragraph (i) of this paragraph it shall up to the amount to which it is indemnified at the option of the other company either transfer to the other company its rights against the company whose indebtedness has been secured by the guarantee concerned or exercise such rights on behalf and for the account of the other company.

3.	Either of NV and PLC may terminate this Agreement by not less than six months’ previous written notice to the other in any of the following events:

(a) if the Agreement between them for the distribution of profits and assets dated 28th June 1946, as amended by Supplemental Agreements dated 20th July 1951 and 21st December 1981, commonly known as the Equalisation Agreement, shall cease to be in force;

(b) if the Boards of NV and PLC shall cease to consist of the same individuals;

(c) if any other material change shall take place in the Agreements or arrangements described in the Recital to this Agreement.

4.	(1) This Agreement shall be construed and have effect in all respects as a contract made in England in accordance with the laws of England and any dispute shall be settled by arbitration in England under the Arbitration Acts 1950 to 1979 or any statutory modification or re-enactment thereof from time to time in force;

(2) Paragraph (1) of this sub-clause shall apply mutatis mutandis to all rights and obligations between NV and PLC resulting from either of the two companies paying under a guarantee given in pursuance of this Agreement.

IN WITNESS whereof this Agreement has been duly executed by both parties the day and year first before written.

The original agreement dated 9 June 1983 was signed on behalf of Unilever N.V. by Mr H. F. van den Hoven and Mr T. Drion, Director and Secretary respectively, and on behalf of Unilever PLC by Mr J. D. Keir, Secretary, in the presence of Ms E. R. Micklem.